PROSPECTUS


OCTOBER 2, 1995



                                5,637,500 SHARES


                            USA WASTE SERVICES, INC.
                                  COMMON STOCK


     Of the 5,637,500 shares of Common Stock being offered hereby, 5,500,000 shares are being sold by the Company and 137,500 shares are being sold by the Selling Stockholder. See "Selling Stockholder." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder. The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "UW." On October 2, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange was $19 3/4 per share.


     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.


--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                       PRICE        UNDERWRITING      PROCEEDS      PROCEEDS TO
                                       TO THE      DISCOUNTS AND       TO THE       THE SELLING
                                       PUBLIC      COMMISSIONS(1)    COMPANY(2)     STOCKHOLDER
--------------------------------------------------------------------------------------------------
Per Share.........................     $19.625         $0.960         $18.665         $18.665
Total(3)..........................   $110,635,938    $5,412,000     $102,657,500     $2,566,438
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------


(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting expenses payable by the Company, estimated at $550,000.

(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 845,625 additional shares of Common Stock at the price to the public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to the public, underwriting discounts and commissions and proceeds to the Company will be $127,231,328, $6,223,800 and $118,441,091, respectively. See "Underwriting."



     The shares of Common Stock are being offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of shares will be made against payment therefor in New York, New York on or about October 6, 1995.


DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                            DEUTSCHE MORGAN GRENFELL

                                                               SMITH BARNEY INC.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     USA Waste Services, Inc. (together with its subsidiaries, the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following regional offices of the Commission: 500 West Madison, Suite 1400, Chicago, Illinois 60661; and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Company's securities are listed on the New York Stock Exchange and the Company's registration statements, reports, proxy and information statements and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.


     This Prospectus, which constitutes a part of two registration statements (collectively, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by the Company or its predecessors with the Commission are incorporated by reference in this Prospectus: (a) Annual Report on Form 10-K for the year ended December 31, 1994, as amended by Form 10-K/A dated April 25, 1995, (b) Current Report on Form 8-K dated February 28, 1994, as filed by Envirofil, Inc., as amended by Form 8-K/A dated May 11, 1994, including the combined financial statements of the Acquired New Jersey Solid Waste Companies (as defined therein) as of December 31, 1992 and 1993 and for each of the three years in the period ended December 31, 1993, (c) Quarterly Reports on Form 10-Q, as amended, for the periods ended March 31, 1995 and June 30, 1995,
(d) Joint Proxy Statement and Prospectus dated May 19, 1995, (e) Current Report on Form 8-K dated June 30, 1995 and (f) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated July 1, 1993, as amended by Form 8-B filed on July 13, 1995.


     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference as a part of the Registration Statement, other than exhibits to such documents. Requests should be directed to the Company at 5000 Quorum Drive, Suite 300, Dallas, Texas 75240, Attention:
Corporate Secretary (telephone: (214) 383-7900).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data included elsewhere or incorporated by reference in this Prospectus. All financial and operating information included in this Prospectus has been restated to give retroactive effect to the acquisitions of Chambers Development Company, Inc. and Envirofil, Inc. which have been accounted for as poolings of interests. Unless otherwise indicated, information included in this Prospectus assumes the Underwriters do not exercise their over-allotment option. References to "USA Waste" or the "Company" herein include USA Waste Services, Inc. and its subsidiaries.

                                  THE COMPANY

     USA Waste is the fourth largest integrated solid waste management company in North America and serves municipal, commercial, industrial and residential customers in 21 states. The Company's solid waste management services include collection, transfer and disposal operations and, to a lesser extent, recycling and certain other waste management services. USA Waste owns or operates 29 landfills, 21 transfer stations and 42 collection operations and serves more than 450,000 customers.

     Approximately 54% of the Company's revenues for the six months ended June 30, 1995 was attributable to collection operations, approximately 30% was attributable to landfill operations and approximately 9% was from transfer operations. Of the collection revenues, approximately 44%, 24% and 32% were from commercial, residential and industrial customers, respectively. The Company focuses primarily on residential, commercial and permanent roll-off customers because such customers tend to provide more predictable waste stream volumes. The Company's average landfill volume for the three months ended June 30, 1995 was approximately 23,500 tons per day.

     The Company intends to capitalize on the consolidation in the solid waste management industry. Key elements of the Company's strategy include (i) increasing productivity and operating efficiencies in existing and acquired operations, (ii) increasing revenues and enhancing profitability through tuck-in acquisitions and (iii) expanding into new markets through acquisitions. The Company seeks to become the low cost operator in each of its markets by increasing productivity and operating efficiencies through implementation of uniform administrative systems, consolidation of collection routes, improvement of equipment utilization, and increases in employee productivity through incentive compensation and training programs. The Company regularly pursues opportunities to expand its services through the acquisition of additional solid waste management businesses and operations that can be effectively integrated with the Company's existing operations, and pursues acquisitions in new markets where the Company believes it can strengthen its overall competitive position as a national provider of integrated solid waste management services.

                              RECENT DEVELOPMENTS

     The Company materially expanded its operations and markets with its acquisition of Chambers Development Company, Inc. ("Chambers") on June 30, 1995 (the "Chambers Merger"). With the addition of the Chambers operations, which include significant landfill capacity as well as collection and transfer station operations, the Company established its presence in the Mid-Atlantic and southeastern regions of the United States. Since the Chambers Merger, the Company has continued to expand its operations and revenue base through a series of smaller acquisitions that complemented and expanded the Company's operations. The Company completed eight acquisitions in July and August of 1995 resulting in the addition of four landfills, seven collection operations and seven transfer stations. The Company issued an aggregate of 2.3 million shares of its Common Stock and paid an aggregate of $11.4 million in cash in connection with these transactions. The acquired operations are based in Arkansas, Georgia, Missouri, Pennsylvania, Texas and Virginia. The Company has also executed a letter of intent to acquire an additional company with a hauling operation and a transfer station in Missouri.

     In August 1995, the Company entered into an agreement with the Town of North Hempstead Solid Waste Management Authority in North Hempstead, New York for the management of its solid waste disposal, transfer, transport and recycling operations. The contract has a 15-year term unless terminated earlier in accordance with the agreement (such as in the case of an event of default) and is expected to provide the Company annual revenues of approximately $9 million.


     The Company currently has outstanding approximately $48.1 million principal amount of 8 1/2% Convertible Subordinated Debentures due October 15, 2002 (the "Convertible Debentures") which are convertible into Common Stock at $13.25 per share. Such debentures may be called for redemption at any time on or after October 15, 1995. The Board of Directors of the Company has approved the call of such debentures for redemption upon completion of this offering, or prior thereto subject to the negotiation of satisfactory standby underwriting arrangements.


                                  THE OFFERING


Common Stock offered:
  By the Company..................................................   5,500,000 shares
  By the Selling Stockholder......................................     137,500 shares
                                                                    ----------
          Total...................................................   5,637,500 shares
Common Stock to be outstanding after the offering.................  59,288,788 shares(1)
Use of proceeds by the Company....................................  Repayment of indebtedness
New York Stock Exchange Symbol....................................  UW


------------------------------


(1) Excludes approximately 3,627,925 shares issuable upon the conversion of the Convertible Debentures and 5,925,002 shares issuable upon the exercise of outstanding options and warrants.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data presented below include the accounts of the Company and the businesses acquired at or before June 30, 1995 in transactions accounted for as poolings of interests as if such businesses had always been members of the same operating group. Accordingly, such data have been restated throughout all relevant periods herein. The accounts of the businesses acquired in transactions accounted for as purchases are included from their respective acquisition dates.

                                                                             THREE MONTHS                SIX MONTHS
                                      YEARS ENDED DECEMBER 31,              ENDED JUNE 30,             ENDED JUNE 30,
                                 -----------------------------------     ---------------------      ---------------------
                                   1992         1993         1994          1994         1995          1994         1995
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues.............. $351,359     $382,234     $ 434,224     $113,514     $111,229      $211,485     $212,471
Costs and expenses:
  Operating.....................  208,928      217,345       257,370       66,754       63,597       124,987      121,877
  General and administrative....   75,426       66,968        71,500       18,491       16,941        34,626       33,831
  Unusual items.................   51,047        2,672         8,863           --        4,040            --        4,733
  Merger costs..................       --           --         3,782(1)     3,782(1)    25,073(2)      3,782(1)    25,073(2)
  Depreciation and
    amortization................   44,139       52,222        56,139       14,795       14,222        28,455       27,201
                                 --------     --------     ---------     --------     --------      --------     --------
        Total costs and
          expenses..............  379,540      339,207       397,654      103,822      123,873       191,850      212,715
                                 --------     --------     ---------     --------     --------      --------     --------
Income (loss) from operations...  (28,181)      43,027        36,570        9,692      (12,644)(3)    19,635         (244)(3)
                                 --------     --------     ---------     --------     --------      --------     --------
Other income (expense):
  Stockholder settlement and
    other litigation related
    costs.......................  (10,853)      (5,500)      (79,400)          --           --            --           --
  Interest expense:
    Early redemption premiums,
      fees and nonrecurring
      interest..................       --           --        (1,254)          --       (7,481)           --      (10,994)
    Other.......................  (35,840)     (35,975)      (32,804)      (8,368)      (7,890)      (16,507)     (16,103)
  Interest income...............    5,435        3,539         2,641          820          751         1,397        1,483
  Other, net....................    1,699        1,915         1,877          381          254           541        1,367
                                 --------     --------     ---------     --------     --------      --------     --------
        Total other income
          (expense).............  (39,559)     (36,021)     (108,940)      (7,167)     (14,366)      (14,569)     (24,247)
                                 --------     --------     ---------     --------     --------      --------     --------
Income (loss) before income
  taxes.........................  (67,740)       7,006       (72,370)       2,525      (27,010)        5,066      (24,491)
Income tax provision(4).........      479        6,018         3,908          729          829         2,148        3,166
                                 --------     --------     ---------     --------     --------      --------     --------
Income (loss) from continuing
  operations....................  (68,219)         988       (76,278)       1,796      (27,839)        2,918      (27,657)
(Loss) from discontinued
  operations....................   (1,407)          --            --           --           --            --           --
Gain on discontinued operations,
  net of income taxes...........    1,836           --            --           --           --            --           --
Extraordinary income from debt
  forgiveness, net of income
  taxes.........................   10,066           --            --           --           --            --           --
                                 --------     --------     ---------     --------     --------      --------     --------
Net income (loss)...............  (57,724)         988       (76,278)       1,796      (27,839)(5)     2,918      (27,657)(5)
Preferred dividends.............      152          582           565          185           --           565           --
                                 --------     --------     ---------     --------     --------      --------     --------
Income (loss) available to
  common stockholders........... $(57,876)    $    406     $ (76,843)    $  1,611     $(27,839)     $  2,353     $(27,657)
                                 ========     ========     =========     ========     ========      ========     ========
Income (loss) from continuing
  operations per common share... $  (1.60)    $   0.01     $   (1.55)    $   0.03     $  (0.54)     $   0.05     $  (0.54)
                                 ========     ========     =========     ========     ========      ========     ========
Income (loss) per common
  share......................... $  (1.36)    $   0.01     $   (1.55)    $   0.03     $  (0.54)     $   0.05     $  (0.54)
                                 ========     ========     =========     ========     ========      ========     ========
Weighted average number of
  common and common shares
  equivalent....................   42,707       45,885        49,671       49,199       51,704        48,880       51,409
                                 ========     ========     =========     ========     ========      ========     ========


                                                                                              AS OF JUNE 30, 1995
                                                                                          ---------------------------
                                                                                           ACTUAL      AS ADJUSTED(6)
BALANCE SHEET DATA:
Cash and cash equivalents...............................................................  $ 41,710        $ 41,710
Working capital.........................................................................     4,404           6,446
Total assets............................................................................   813,708         813,708
Long-term debt, excluding
  current maturities....................................................................   444,270         394,204
Stockholders' equity....................................................................   137,709         239,817


                                                   (footnotes on following page)

------------------------------

(1) Reflects nonrecurring costs related to the merger of the Company and Envirofil, Inc. on May 27, 1994.

(2) Reflects nonrecurring costs related to the Chambers Merger, consisting of transaction costs ($11.9 million), severance and other termination benefits ($9.5 million), and nonrecurring costs relating to the integration of the operations of the combined companies ($3.7 million).

(3) Income (loss) from operations excluding unusual items and merger costs was $16.5 million and $29.6 million for the three and six months ended June 30, 1995, respectively.

(4) The Company may utilize Chambers' net operating loss carryforwards to offset future income for federal income tax purposes. As a result of an issuance of Common Stock in connection with one of the acquisitions in August 1995, an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, occurred, which will limit the Company's potential utilization of Chambers' net operating loss carryforwards to a maximum of approximately $32 million on an annual basis. In connection with the settlement relating to certain stockholder litigation of Chambers, the Company made a settlement payment of $75.6 million for the benefit of certain Chambers stockholders. The portion of such payment that is not characterized as a return of capital to such stockholders may be available as a deduction to the Company to offset taxable income.

(5) Net income (loss) before unusual items, merger costs and early redemption premiums, fees and nonrecurring interest was $7.7 million and $11.6 million for the three and six months ended June 30, 1995, respectively.


(6) Adjusted to reflect (i) additional borrowings by the Company subsequent to June 30, 1995 of $50 million under its credit facility to fund the settlement of certain stockholder litigation of Chambers and (ii) the issuance and sale by the Company of 5,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds." Does not include approximately $1.3 million to be received by the Company upon exercise of outstanding warrants by the Selling Stockholder.

                                  RISK FACTORS

     In addition to other information set forth or incorporated by reference in this Prospectus, the following factors should be considered by prospective investors.

ABILITY TO MANAGE AND MAINTAIN GROWTH

     The Company has experienced rapid growth, primarily through acquisitions. The Company's financial results and prospects depend in large part on its ability to successfully manage and improve the operating efficiencies and productivity of these acquired operations. In particular, there can be no assurance that the Company will be able to successfully integrate the operations of Chambers, the Company's largest acquisition to date. Moreover, the ability of the Company to continue to grow will depend on a number of factors, including competition from other waste management companies, availability of attractive acquisition opportunities, availability of working capital, ability to maintain margins and the management of costs in a changing regulatory environment. The Company is continually seeking acquisition opportunities and believes that there exists a substantial number of potentially attractive consolidation opportunities in the solid waste management industry. The Company may pursue significant acquisitions if they can be achieved on acceptable terms. There can be no assurance that the Company will be able to continue to expand and successfully integrate operations.

HIGH DEGREE OF LEVERAGE; NEED FOR CAPITAL

     The long-term debt of the Company, including current maturities, as of July 31, 1995 was $525.2 million. Although the net proceeds to be received by the Company from this offering will be used to repay a portion of such indebtedness, the Company will continue to maintain significant amounts of debt and expects to require additional capital from time to time to pursue its acquisition strategy and to fund internal growth. A portion of the Company's future capital requirements may be provided through future debt incurrences or issuances of equity securities. Future events or conditions that could adversely affect the Company's operations or financial condition may prevent the Company from fulfilling its obligations under its debt agreements or may limit the Company's ability to incur additional indebtedness or issue equity securities.

PROFITABILITY MAY BE AFFECTED BY COMPETITION

     The waste management industry is highly competitive and requires substantial capital resources. The industry consists of a few large national waste management companies as well as numerous local and regional companies of varying sizes and financial resources. The largest national waste management companies have significantly greater financial resources than the Company. Competition may also be affected by the increasing national emphasis on recycling, composting, incineration, and other waste reduction programs that could reduce the volume of solid waste collected or deposited in landfills.

POTENTIAL ADVERSE EFFECT OF GOVERNMENT REGULATION

     The Company's operations are subject to, and substantially affected by, extensive federal, state and local laws, regulations, orders and permits, which govern environmental protection, health and safety, zoning and other matters. These regulations may impose restrictions on the Company's operations that could adversely affect the Company's results, such as limitations on the expansion of disposal facilities, limitations on or banning disposal of out-of-state waste or certain categories of waste, or mandates regarding the disposal of solid waste. Because of heightened public concern, companies in the waste management business, including the Company, may become subject to judicial and administrative proceedings involving federal, state or local agencies. These governmental agencies may seek to impose fines on the Company or to revoke or deny renewal of the Company's operating permits or licenses for violations of environmental laws or regulations or to require the Company to remediate environmental problems at its sites or nearby properties, or resulting from its or its predecessors' transportation and collection operations, all of which could have a material adverse effect on the Company. The Company may also be subject to actions brought by individuals or community groups in connection with the permitting or licensing of its operations, any alleged violations of such permits and licenses, or other matters.

POTENTIAL ENVIRONMENTAL LIABILITY

     The Company is subject to liability for environmental damage its landfills, transfer stations and collection operations have caused or may cause nearby landowners, particularly as a result of the contamination of drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such assets or operations by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances the transportation, treatment or disposal of which was arranged for by the Company or the predecessor owner of operations or assets acquired by the Company. Any substantial liability for environmental damage could materially adversely affect the Company's operating results and financial condition.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the Common Stock offered hereby are estimated to be $102.1 million ($117.9 million if the Underwriters' over-allotment option is exercised in full). All of such net proceeds will be used to repay outstanding indebtedness under the Company's credit facility (the "Credit Facility"). The Credit Facility requires that 25% of the net proceeds to be received by the Company from the sale of Common Stock offered hereby be applied to reduce debt under the term loan portion of the Credit Facility. Accordingly, approximately $25.5 million of the net proceeds will be applied to repayment of the term loan (of which $2.0 million will be applied to current maturities). Such payment will be applied against scheduled installments of principal due on a pro rata basis. The balance of the net proceeds will be used to reduce amounts outstanding under the revolving portion of the Credit Facility. Such amounts will be redrawn as the Company's needs dictate for use in the expansion of its business, including acquisitions, and for general corporate purposes.


     Under the terms of the Credit Facility, which expires June 30, 2000, the Company may borrow up to $300 million in a combination of revolving loans and standby letters of credit; provided, that revolving credit loans may not exceed $160 million. The Credit Facility also provides that the Company may borrow up to $250 million on a term loan basis. At June 30, 1995, the Company had $70 million drawn under the revolving facility and $250 million under the term facility, at a weighted average interest rate as of such date of 7.81% per annum. Subsequent to June 30, 1995, the Company borrowed an additional $50 million under the revolving loan portion of the Credit Facility to fund the settlement of certain stockholder litigation of Chambers. The interest rate under the Credit Facility is calculated as a spread plus the current Eurodollar rate (which is defined in the Credit Facility and approximates the London interbank offered rate). The applicable spread depends on the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). As a result of the application of the net proceeds of this offering and incremental earnings anticipated as a result of recent acquisitions, the Company expects its ratio of funded debt to EBITDA to decrease and, consequently, expects the applicable spread over the Eurodollar rate to decrease from 1.75% to 1.50% in November 1995. In addition, assuming all of the Convertible Debentures are converted into Common Stock, the applicable spread over the Eurodollar rate under the Credit Facility is expected to decrease further to 1.25%.

     In August 1995, the Company entered into a three year interest rate swap agreement whereby the Company fixed a maximum interest rate on $125 million of its Credit Facility. The interest rate is the fixed rate of approximately 5.9% plus the applicable spread over the Eurodollar rate as determined under the Credit Facility.

                                 CAPITALIZATION


     The following table sets forth the current maturities of long-term debt and the total capitalization of the Company as of June 30, 1995, on an actual basis and as adjusted to reflect (i) additional borrowings by the Company subsequent to June 30, 1995 of $50.0 million under the Company's credit facility and (ii) the sale by the Company of the 5,500,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom (estimated to be $102.1 million). This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto incorporated by reference herein.



                                                                    AS OF JUNE 30, 1995
                                                                ----------------------------
                                                                 ACTUAL       AS ADJUSTED(1)
                                                                       (IN THOUSANDS)
    Current maturities of long-term debt......................  $  29,655       $   27,613
                                                                 ========          =======
    Long-term debt:
      Revolving loan..........................................  $  70,000       $   43,419
      Term loan...............................................    230,000          206,515
      Industrial revenue bonds................................     80,500           80,500
      Convertible Debentures..................................     48,995           48,995
      Other long-term debt....................................     14,775           14,775
                                                                 --------          -------
              Total long-term debt............................    444,270          394,204
                                                                 --------          -------
    Stockholders' equity:
      Common Stock, $.01 par value, 150,000,000 authorized,
         51,025,056 and 56,525,056 issued, respectively(2)....        510              565
      Additional paid-in capital..............................    521,043          623,096
      Accumulated deficit.....................................   (381,883)        (381,883)
      Less treasury stock at cost, 149,285 shares.............     (1,961)          (1,961)
                                                                 --------          -------
              Total stockholders' equity......................    137,709          239,817
                                                                 --------          -------
              Total capitalization............................  $ 581,979       $  634,021
                                                                 ========          =======


---------------

(1) Does not reflect the exercise of warrants to purchase 137,500 shares of Common Stock by the Selling Stockholder or the receipt by the Company of approximately $1.3 million upon such exercise.


(2) Excludes 3,697,735 shares issuable upon conversion of the Convertible Debentures and 5,142,089 shares issuable upon exercise of outstanding options and warrants as of June 30, 1995.

                                    BUSINESS

     USA Waste is the fourth largest integrated solid waste management company in North America and serves municipal, commercial, industrial and residential customers in 21 states. The Company's solid waste management services include collection, transfer and disposal operations and, to a lesser extent, recycling and certain other waste management services. USA Waste owns or operates 29 landfills, 21 transfer stations and 42 collection operations and serves more than 450,000 customers. The Company manages its operations on a decentralized basis with a vice president in each region or division being responsible for the day-to-day operations and financial performance of that region or division.

     Approximately 54% of the Company's revenues for the six months ended June 30, 1995 was attributable to collection operations, approximately 30% was attributable to landfill disposal fees and approximately 9% was from transfer operations. The remaining 7% was attributable to other operations. Of the collection revenues, approximately 44%, 24% and 32% were from commercial, residential and industrial customers, respectively. The Company focuses primarily on residential, commercial and permanent roll-off customers because such customers tend to provide more predictable waste stream volumes. The Company's average landfill volume for the three months ended June 30, 1995 was approximately 23,500 tons per day.

INDUSTRY BACKGROUND

     The solid waste management industry in North America accounts for an estimated $30 billion per year in revenues. Despite the size of the solid waste management industry, historically it has been a fragmented industry, with primarily local operators servicing relatively small areas. In recent years, however, the industry has undergone a period of significant consolidation.

     The solid waste management industry has been significantly affected by increased regulation of collection and disposal activities. In October 1991, the Environmental Protection Agency adopted new regulations, pursuant to Subtitle D of the Resource Conservation and Recovery Act, governing the disposal of non-hazardous solid waste. These regulations led to a variety of requirements applicable to landfill disposal sites, including the construction of liners and the installation of leachate collection systems, groundwater monitoring systems and methane gas recovery systems. The regulations also require enhanced control systems to monitor more closely the waste streams being disposed at landfills, extensive post-closure monitoring of sites and financial assurances that landfill operators will be able to comply with the stringent regulations. The result of these regulatory requirements has been increased costs throughout the solid waste management industry, with particularly dramatic increases for landfill operators.

     The rising costs associated with increasingly stringent industry regulations have tended to promote consolidation and acquisition activity within the industry. Many industry participants have found the increased costs difficult to bear. Consequently, many smaller, independent operators have decided to either close their operations or sell them to stronger operators. Some municipalities have chosen to discontinue their operations and have turned the management of solid waste services over to private concerns. In addition, compliance costs have directly affected costs in the transfer and collection markets as landfill operators have attempted to pass compliance costs on to customers by increasing fees for disposal.

STRATEGY

     The Company seeks to capitalize on the consolidation in the solid waste management industry in several ways. Key elements of the Company's strategy include:

     - Increasing productivity and operating efficiencies in existing and acquired operations. The Company seeks to increase productivity, achieve administrative and operating efficiencies and improve profitability in existing operations and acquired businesses, with the objective of becoming the low cost operator in each of its markets. Measures taken by the Company in this connection include consolidating and implementing uniform administrative and management systems, restructuring and consolidating collection routes, improving equipment utilization, and increasing employee productivity through incentive compensation and training programs. The Company's management believes that its ability to serve markets as a low cost operator is fundamental to achieving sustainable internal growth and to realizing the benefits of its acquisition strategy.

     - Increasing revenues and enhancing profitability through tuck-in acquisitions. The Company continually seeks to expand its services through the acquisition of additional solid waste management businesses and operations that can be effectively integrated with the Company's existing operations. These acquisitions typically involve adding collection operations, transfer stations or landfills that are complementary to existing operations and that permit the Company to implement operating efficiencies and increase asset utilization.

     - Expanding into new markets through acquisitions. The Company pursues acquisitions in new markets where the Company believes it can strengthen its overall competitive position as a national provider of integrated solid waste management services and where opportunities exist to apply the Company's operating and management expertise to enhance the performance of acquired operations.

     The Chambers Merger provided the Company the opportunity to capitalize on the substantial investment made by Chambers in the permitting, design and construction of its landfills. The Company has taken a variety of steps to increase waste flows and improve efficiencies of Chambers' collection and landfill operations, including the completion of recent acquisitions that complement existing Chambers operations, implementing various routing and other operating efficiencies and attracting additional customers. The Company has also undertaken to reduce overhead and operating costs and increase employee productivity. In this connection, the Company has closed the Chambers corporate headquarters in Pittsburgh, Pennsylvania, relocated two regional offices of Chambers to existing facilities of the Company and implemented headcount reductions. To increase productivity, the Company is implementing incentive compensation programs for Chambers employees where such programs were not previously available.

OPERATIONS

     The Company's services include collection, transfer, disposal, recycling and certain other waste management services, including soil remediation and medical waste incineration. The Company operates in 21 states with 29 landfills, 42 collection operations and 21 transfer stations and serves more than 450,000 customers.

  SOLID WASTE LANDFILLS

     Municipal solid waste landfills are the primary depository for solid waste in North America. A landfill must be maintained carefully to meet federal, state and local regulations. Maintenance includes excavation, continuous spreading and compacting of waste, and covering of waste with earth or other inert material at least once a day. The cost of transferring solid waste to a disposal location places a geographic restriction on solid waste companies. Access to a disposal facility, such as a landfill, is a requirement for all solid waste management companies. While access can be obtained to disposal facilities owned or operated by unaffiliated parties, the Company believes that it is generally preferable for collection companies to own or operate their own disposal facilities so that access can be assured on favorable terms. Revenues from the Company's landfills, consisting of landfill disposal fees, are generated from third-party solid waste collectors and generators. Disposal fees are based on the weight or volume and the type of waste disposed at the landfills.

     The Company currently owns and operates 28 non-hazardous solid waste landfills, including two construction and demolition debris landfills, and operates one landfill pursuant to contract. The average remaining life of such landfills, based on the aggregate remaining permit capacity and the aggregate current average monthly disposal volumes, is approximately 22 years.

     The ownership or lease of a landfill site enables the Company to dispose of its collected waste without payment of disposal fees to others. The Company does not own or lease a landfill site in every metropolitan area in which it is engaged in waste collection. To date, the Company has not experienced excessive difficulty securing the use of disposal facilities owned or operated by others in those metropolitan areas in which it does not own or operate its own landfill. The Company's landfills are also used by other waste collection companies and government agencies on a contract or noncontract basis.

     Prior to the Chambers Merger, Chambers had invested substantial capital to develop landfills in compliance with strict environmental standards. Development activities included site selection and site feasibility studies, environmental assessments (including hydrological and geological reviews), land acquisition, engineering and design work for the site as a whole, and the design and construction of the landfill infrastructure. The infrastructure consists of roadway or rail access systems, initial clearing and site preparation, leachate and methane collection and treatment systems, and stormwater and surface water management systems. A large portion of the infrastructure expenditures with respect to each site is nonrecurring and required only at the initial phase in order to prepare the site for the receipt of waste and to support the operation of the landfill throughout its useful life.

  COLLECTION

     Solid waste collection is generally provided under two primary types of arrangements, depending on the customer being served. Commercial and roll-off collection services are generally performed under one- to three-year service agreements. Many residential solid waste collection services are performed under contracts with, or franchises granted by, municipalities or regional authorities that give the Company exclusive rights to service all or a portion of the homes in their jurisdiction. Such contracts or franchises usually range in duration from one to five years. Collection fees are determined by such factors as collection frequency, type of collection equipment furnished by the Company, the type and volume or weight of the waste collected, the distance to the disposal facility and cost of disposal. Residential collection fees are either paid by the municipalities out of tax revenues or service charges or are paid directly by the residents receiving the service.

     As part of its services, the Company provides steel containers to most of its commercial and roll-off customers to store solid waste. These containers, ranging in size from one to 45 cubic yards, are designed to be lifted mechanically and either emptied into a collection vehicle's compaction hopper or, in the case of roll-off containers, to be loaded onto the collection vehicle. The use of containers enables the Company to service most of its commercial and roll-off customers with collection vehicles operated by a single employee.

     The Company often obtains waste collection accounts through acquisitions, including the purchase of customer lists, routes, and equipment. Once a collection operation is acquired, programs designed to improve equipment utilization, employee productivity, operating efficiencies, and overall profitability are implemented. The Company also solicits commercial and roll-off customers in areas surrounding acquired residential collection markets as a means of further improving operating efficiencies and increasing volumes of solid waste collection.

  TRANSFER STATIONS

     A transfer station is a facility where solid waste is received from collection vehicles and then transferred to and compacted in large, specially-constructed trailers for transportation to disposal facilities. This consolidation reduces costs by improving utilization of collection personnel and equipment, and is a standard procedure in the solid waste management industry. Fees are generally based upon such factors as the type and volume or weight of the waste transferred and the transport distance involved.

  RECYCLING

     In response to the increasing public environmental awareness and expanding federal and state regulations pertaining to waste recycling, the Company has developed recycling as a component of its integrated solid waste management plan. Curbside collection of recyclable materials for residential customers, commercial and industrial collection of recyclable materials, and, to a lesser extent, material recovery/waste reduction facilities are services in which the Company has become involved to complement its collection and transfer operations, and additional opportunities for expansion in these areas will continue to be evaluated.

  OTHER

     The Company owns and operates two soil remediation facilities in Pennsylvania serving the greater Philadelphia metropolitan area, New Jersey, and southern New York. In addition, the Company owns and operates a medical, special and municipal waste incineration facility in South Carolina which is permitted to incinerate 200 tons per day of medical waste, municipal solid waste and other approved non-hazardous special wastes.

                              SELLING STOCKHOLDER

     The following table sets forth certain information with respect to the beneficial ownership of Common Stock as of the date of this offering and as adjusted to reflect the sale of the Common Stock offered hereby by the Selling Stockholder.


                                        BENEFICIAL OWNERSHIP                       BENEFICIAL OWNERSHIP
                                          PRIOR TO OFFERING                           AFTER OFFERING
                                        ---------------------      NUMBER OF       ---------------------
                                         NUMBER                   SHARES BEING      NUMBER
          SELLING STOCKHOLDER           OF SHARES    PERCENT     OFFERED HEREBY    OF SHARES    PERCENT
FSC Corp.(1)...........................   187,917       *            137,500         50,417        *


------------------------------

*   Less than 1%.


(1) FSC Corp. is an affiliate of The First National Bank of Boston, a lender to the Company and an agent under the Company's credit facility.

                                    UNDERWRITING


     Subject to the terms and conditions contained in the Underwriting Agreement, a syndicate of underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Deutsche Morgan Grenfell/C. J. Lawrence Inc. and Smith Barney Inc. are acting as representatives (the "Representatives"), has agreed to purchase 5,500,000 shares of Common Stock from the Company and 137,500 shares of Common Stock from the Selling Stockholder. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth below.



                                                                                 NUMBER
                                   UNDERWRITERS                                 OF SHARES
    Donaldson, Lufkin & Jenrette Securities Corporation........................ 1,199,168
    Deutsche Morgan Grenfell/C. J. Lawrence Inc................................ 1,199,166
    Smith Barney Inc........................................................... 1,199,166
    Bear, Stearns & Co. Inc....................................................    80,000
    CS First Boston Corporation................................................    80,000
    Alex. Brown & Sons Incorporated............................................    80,000
    Dillon, Read & Co. Inc.....................................................    80,000
    A.G. Edwards & Sons, Inc...................................................    80,000
    Goldman, Sachs & Co........................................................    80,000
    Merrill Lynch, Pierce, Fenner & Smith Incorporated.........................    80,000
    J. P. Morgan Securities Inc................................................    80,000
    Morgan Stanley & Co. Incorporated..........................................    80,000
    PaineWebber Incorporated...................................................    80,000
    Prudential Securities Incorporated.........................................    80,000
    Robertson, Stephens & Company..............................................    80,000
    Fahnestock & Co. Inc.......................................................    80,000
    First Analysis Securities Corporation......................................    80,000
    Sanders Morris Mundy Inc...................................................    80,000
    Arnhold and S. Bleichroeder, Inc...........................................    40,000
    Robert W. Baird & Co. Incorporated.........................................    40,000
    First Southwest Company....................................................    40,000
    Hoak Securities Corporation................................................    40,000
    Interstate/Johnson Lane Corporation........................................    40,000
    Janney Montgomery Scott Inc................................................    40,000
    Legg Mason Wood Walker, Incorporated.......................................    40,000
    McDonald & Company Securities, Inc.........................................    40,000
    The Ohio Company...........................................................    40,000
    Parker/Hunter Incorporated.................................................    40,000
    Pennsylvania Merchant Group Ltd............................................    40,000
    Principal Financial Securities, Inc........................................    40,000
    Ragen MacKenzie Incorporated...............................................    40,000
    Raymond James & Associates, Inc............................................    40,000
    Rauscher Pierce Refsnes, Inc...............................................    40,000
    Roney & Co.................................................................    40,000
    Southwest Securities, Inc..................................................    40,000
    Stephens Inc...............................................................    40,000
    Tucker Anthony Incorporated................................................    40,000
    Van Kasper & Company.......................................................    40,000
    William K. Woodruff & Company Incorporated.................................    40,000
                                                                                ---------
              Total............................................................ 5,637,500
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.


     The Company and the Selling Stockholder have been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $0.58 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $0.10 per share to any other Underwriter and certain other dealers.



     The Company has granted to the Underwriters an option to purchase up to 845,625 additional shares of Common Stock at the price set forth on the cover page of this Prospectus less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.



     The Company, subject to certain exceptions, and the officers, directors and certain stockholders (including the Selling Stockholder) of the Company have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable for, any shares of Common Stock prior to the expiration of 90 days from the date of this Prospectus, without the prior written consent of the Representatives.


     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payment that the Underwriters may be required to make in respect thereof.


     Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc. have from time to time performed various investment banking and financial advisory services for the Company for which customary compensation has been received. Deutsche Bank Aktiengesellschaft, the parent of Deutsche Morgan Grenfell/C. J. Lawrence Inc., is a lender under the Company's Credit Facility. Two of the Company's directors, Mr. John E. Drury and Mr. George L. Ball, are directors and shareholders of Sanders Morris Mundy Inc.


                                 LEGAL MATTERS

     The validity of the issuance of the shares offered hereby will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Company (i) as of December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended by Form 10-K/A, and are included and incorporated by reference into the Company's Joint Proxy Statement and Prospectus dated May 19, 1995, and (ii) the supplemental consolidated financial statements of the Company as of December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, which are included in the Company's Current Report on Form 8-K dated June 30, 1995, incorporated in this Prospectus by reference have been audited by Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Envirofil, Inc. for the year ended June 30, 1993 and the combined financial statements of the Acquired New Jersey Solid Waste Companies as of December 31, 1992 and 1993 and for each of the three years in the period ended December 31, 1993 incorporated into this Prospectus by reference to Envirofil, Inc.'s Form 8-K filed with the Commission on February 28, 1994, as amended by Envirofil, Inc.'s Form 8-K/A filed with the Commission on May 11, 1994, have been incorporated by reference herein in reliance upon the report of Arthur Andersen LLP, independent public accountants, given on the authority of that firm as experts in accounting and auditing in giving said report.

     The consolidated financial statements of Chambers at December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................    8
Capitalization........................    9
Business..............................   10
Selling Stockholder...................   13
Underwriting..........................   14
Legal Matters.........................   15
Experts...............................   16


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,637,500 SHARES


                                   USA WASTE
                                 SERVICES, INC.

                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                            DEUTSCHE MORGAN GRENFELL

                               SMITH BARNEY INC.


                                OCTOBER 2, 1995

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